CIO Briefing

April 10, 2025

Agenda

- Market commentary
- Performance review
- Portfolio overview
- Outlook
- Q&A

Fund performance, since inception (3/5/24) (Founder Class shares)

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
Total Return	9.06%	7.69%	8.50%
Volatility	12.23%	9.62%	5.41%



25.0%
15.0%
5.0%
-5.0%
9.06%
8.50%
7.69%
3/5/24
5/31/24
8/31/24
11/30/24
2/28/25
4/9/25
S&P 500
70/30
IISF

Fund performance, recent market correction (Founder Class shares)

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
Peak To Trough (2/20 - 4/8)	-18.74%	-13.14%	-7.46%
Since Drawdown (2/20 - 4/9)	-11.00%	-7.37%	-4.05%



0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-4.05%
-7.37%
-11.00%
2/20/25
4/9/25
S&P 500
70/30
IISF

Fund performance, most recent fiscal period ending 3/31/25 (Founder Class shares)

	S&P 500	70 / 30 (S&P 500 / Barclay Agg)	Ivy Invest (IISF)
1 Year	8.27%	7.36%	7.27%
1 Quarter	-4.27%	-2.15%	-0.65%
Since Inception (3/5/24)	12.13%	10.10%	9.52%

Institutional Investment Strategy Fund
Portfolio as of 4/9/2025


Infrastructure
3%
Real Estate
6%
Private Equity
21%
Special Situations
5%
Fixed Income
15%
Private Credit
10%
Public Equities
40%

Equity
Estimated exposures as of 3/31/25


Rest of World
1%
Europe
7%
North America
92%

Geography


Other
9%
Industrials
12%
Health Care
13%
Information
Technology
28%
Financials
14%
Consumer
Staples
5%
Consumer
Discretionary
11%
Communication
Services
7%

Sector

** These exposures include the underlying exposures of the portfolio's private equity funds*

Private Credit
Estimated exposures as of 3/31/25


Other
11%
Direct Corporate
Lending
36%
Capital Solutions /
Structured Equity
23%
Senior
Secured Loans
7%
Litigation
Finance
7%
Specialty
Finance
15%

Category


Real
Estate
4%
Other
6%
Consumer
Discretionary
12%
Consumer
Staples
4%
Information
Technology
15%
Industrials
9%
Financials
40%
Health Care
10%

Sector

** These exposures reflect the underlying exposures of the portfolio's private credit funds*

Real Assets
Estimated exposures as of 3/31/25



Infrastructure
30%
Real Estate
70%

Category



Europe
10%
ROW
2%
North America
88%

Geography

** These exposures reflect the underlying exposures of the portfolio's infrastructure and real estate funds*